Exhibit 99.1

SHANGPHARMA CORPORATION ANNOUNCES COMPLETION OF MERGER

SHANGHAI, China, March 28, 2013 – ShangPharma Corporation (NYSE: SHP) (the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced the completion of the merger contemplated by the previously announced Agreement and Plan of Merger dated December 21, 2012 (the “Merger Agreement”), by and among the Company, ShangPharma Holdings Limited (“Holdings”), ShangPharma Parent Limited (“Parent”) and ShangPharma Merger Sub Limited (“Merger Sub”). As a result of the merger, the Company became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on March 20, 2013, all of the Company’s ordinary shares (including ordinary shares represented by American depositary shares, each representing eighteen ordinary shares (“ADS”)) issued and outstanding immediately prior to the effective time of the merger have been cancelled and converted into and exchanged for the right to receive US$0.50 per ordinary share or US$9.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the ordinary shares (including ordinary shares represented by ADSs) owned by Holdings, Parent, Merger Sub, Mr. Michael Xin Hui, the chairman of the board of directors and chief executive officer of the Company, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, Han Ming Tech Investment Limited (limited to 1,802,506 ordinary shares held by it), TPG Star Charisma Limited and TPG Biotech II Charisma Limited, (ii) the ordinary shares owned by the Company as treasury shares and ordinary shares owned by ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited, each an affiliate of Mr. Michael Xin Hui, as are required to fully settle any and all vested but unsettled restricted share units granted by the Company under certain equity incentive plans, and (iii) the ordinary shares owned by holders of such ordinary shares who have validly exercised and not effectively withdrawn or lost their appraisal rights pursuant to Section 238 of the Companies Law (2012 Revision) of the Cayman Islands.

Registered shareholders entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the merger consideration and should wait to receive the letter of transmittal before surrendering their share certificates. Payment of the merger consideration will be made to surrendering ADS holders as soon as practicable after JPMorgan Chase Bank, N.A., the Company’s ADS depositary, receives the merger consideration.

The Company also announced today that it requested that trading of its ADSs on the New York Stock Exchange (the “NYSE”) to be suspended beginning on March 28, 2013. The Company requested that the NYSE file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NYSE and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. The Company’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

This document may include certain statements that are not descriptions of historical facts, but are forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will,” “should,” “may,” “believes,” “expects” or similar expressions. Such information is based upon expectations of the Company’s management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600